

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 16, 2008

Mr. Charles G. Huber, Jr.
Corporate Vice President, General Counsel and Secretary
Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, Missouri 63101

>   **Re: Ralcorp Holdings, Inc.**
>   **Annual Report on Form 10-K for the**
>   **Fiscal Year Ended September 30, 2007**
>   **Filed November 29, 2007**
>   **Filed No. 1-12619**
>
>   **Quarterly Report on Form 10-Q for the**
>   **Fiscal Quarter Ended December 31, 2007**
>   **Filed May 8, 2008**
>   **File No. 1-12619**

Dear Mr. Huber:

        We have completed our review of your Form 10-K and Form 10-Q and have no
further comments at this time.

>   Sincerely,
>
>
>   Anne Nguyen Parker
>   Branch Chief